FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2015
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA and CDPQ come to an agreement to create an operational platform dedicated to transportation projects in Mexico

April 13th, 2015, Montreal and Mexico City - Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) and CDPQ announced today the agreement to create an operational platform dedicated to transportation projects in Mexico. The platform initially includes four projects which are the Acapulco Tunnel, the Mayab Tollroad, the Río Verde – Ciudad Valles Highway and the La Piedad Bypass. Under the terms of this agreement, ICA will own 51% of the platform and CDPQ, 49%. Upon closing, CDPQ will pay ICA Ps. $3,013,500,000 for its equity interest.

Completion of the transaction is subject to standard closing conditions and approval from the Government of Mexico, and is targeted for the second quarter of 2015

ABOUT ICA

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges. For more information: ir.ica.mx

ABOUT CDPQ (CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC)

CDPQ is a long-term institutional investor that manages funds primarily for public and parapublic pension and insurance plans. As of December 31, 2014, it held C$226 billion in net assets. As one of Canada's leading institutional fund managers, CDPQ invests in major financial markets, private equity, infrastructure and real estate, globally. Its infrastructure portfolio totals more than C$10 billion in assets. For more information: www.lacaisse.com

This press release contains projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statement

For more information, please contact:

Empresas ICA

Elena García, Investor Relations

relacion.inversionistas@ica.mx

+(5255) 5272 9991 x 3608

Caisse de Dépôt et Placement du Québec

Jean-Benoit Houde, Senior Advisor Media Relations

+1(514) 847 5493

jbhoude@lacaisse.com

In the U.S: Daniel Wilson, Zemi Communications +(1212) 689 9560 dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2015	Empresas ICA, S.A.B. de C.V. /s/ Gabriel de la Concha Guerrero Name: Gabriel de la Concha Guerrero Title: Chief Investment Officer